STARFISH MANUFACTURING CONTRACT

THIS AGREEMENT is made the 13th day of December, 2005

BETWEEN:

1. 2-TRACK LIMITED (registered in England under number 4560034) whose registered office is at 6th Floor, Holborn Hall, 100 Gray's Inn Road, London, WC1X 8BY ("2-Track"); and

2. SARACOM CORPORATION a company registered under the laws of Korea whose principal place of business is at 141-37, 3Ka, Namhang-Dong, Youngdo-Ku, Busan, Korea ("SARACOM").

BACKGROUND

A. 2-TRACK and SARACOM desire to establish a mutually business relationship and to develop, verify and launch under best efforts high quality; and,

B. 2-TRACK is in the business of developing asset tracking and monitoring system; and,

C. SARACOM is in the business of developing, manufacturing and distributing marine device; and,

D. SARACOM desires to develop, manufacture and supply "STARFISH Product".

E. NOW, THEREFORE, in consideration of the promises and agreements set forth below and the other consideration cited herein, the parties agree as follows.

IT IS AGREED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 In this Agreement:

         "2-Track Technology" means Technology belonging to or used by 2-Track which includes but is not limited to 2-Track's proprietary "STARFISH" technology;

         "Affiliate" means any corporation, company or other entity directly or indirectly controlled by a party. For the purposes of this definition control shall mean direct or indirect ownership of at least 50% or more of the voting stock or shares entitled to vote for the election of directors;

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         "Agreement" means this written agreement together;

         "ERROR" means, with respect to any software Deliverable, failure of any such software Deliverable to materially conform to the applicable then-current Specification for such software Deliverable.

         "Existing IP" means any IP, other than New IP, arising in respect of the 2-Track Technology or the SARACOM Technology;

         "Intellectual Property" or "IP" means any patent, copyright, design (registered or unregistered), design right or topography right, trade mark, service mark, application to register any of the aforementioned rights, trade secret, right in unpatented know-how, right of confidence and any other intellectual or industrial property right of any nature whatsoever in any part of the world;

         "New IP" means any IP arising in respect of Technology obtained or developed by, or by a contractor on behalf of, either party in furthering the Collaboration;

         "PARTY OR PARTIES" means 2-TRACK and/or SARACOM.

         "Project" means the research and development project to be carried out by SARACOM and 2-Track, details of which are set out in Exhibit ("STARFISH SPECIFICATION").

         "SPECIFICATION(S)" means the STARFISH Product specification attached hereto as Exhibit ("STARFISH SPECIFICATION").

         "SARACOM" means SARACOM CORPERATION its subsidiaries and affiliates;

         "STARFISH Product" means an device which gathers sensor data and position of leisure boat and sends data via satellite communication;

         "STARFISH Technology" means an "always-on" monitoring system which provides a continual tracking and monitoring service for leisure boats likely yacht.;

         "Technology" means all inventions, designs, information, know-how, specifications, formulae, data, processes, methods, techniques, and other technology, disclosed or used during the Collaboration, including any improvements in the same;

2. PURPOSE AND SCOPE OF AGREEMENT

2.1 The principal purpose of entering into this agreement is to expressly define the terms and conditions of 2-TRACK's and SARACOM's business and to fully commercialise STARFISH Product.

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2.2 The scope of this Agreement encompasses SARACOM's and 2-TRACK's respective development, support rights and obligations regarding STARFISH projects provided for herein.

3. EXHIBITS

3.1 The following Exhibits shall be attached hereto and incorporated in their entirety by this reference.

3.2 EXHIBIT ("STARFISH SPECIFICATION"), contains the description of Specification, Function, Milestones, Deliverables and Deliverable Due Dates.

4. STARFISH Product DEVELOPMENT

4.1 Upon completion of each Deliverable, SARACOM shall deliver to 2-TRACK such Deliverable, including documentation, if included as part of the Deliverable requirement, for evaluation by 2-TRACK. 2-TRACK shall review, test, and evaluate each Deliverable and where indicated in the Development Schedule, accept or reject each Deliverable in accordance with Exhibit ("STARFISH SPECIFICATION") and make the associated payment, if any, for accepted Deliverables. 2-TRACK shall provide SARACOM with written acceptance of each Deliverable (for which acceptance is indicated as a requirement in the Development Schedule), or a written statement of Defects and/or Errors to be corrected after such delivery unless a different acceptance time period for a Deliverable is described in Exhibit (STARFISH SPECIFICATION") or as otherwise mutually agreed upon in a writing signed by the Parties. SARACOM shall promptly correct such Defects and/or Errors and return the corrected Deliverables for retesting and revaluation, and unless otherwise provided for in Exhibit ("STARFISH SPECIFICATION"), 2-TRACK shall provide SARACOM with written acceptance or a statement of Defects and/or Errors to be corrected. The foregoing procedure shall be repeated until 2-TRACK accepts the Deliverable or finally rejects the Deliverable and either terminates the Agreement or the development project related to the unacceptable Deliverable.

4.2 SARACOM and 2-TRACK shall each appoint a project manager ("Project Manager"). Each Party reserves the right to change such Project Manager, at any time, upon written notice to the other Party.

4.3 The Parties shall notify each other of any anticipated problems and any indication of delay in fixed or tentative schedules. At least once each month, the Parties shall conference, as mutually agreed, for progress discussions describing in detail the status of the work performed and discussion of possible resolution of any problems which have arisen.

4.4 2-TRACK may modify the Specifications at any time during development after consulting with SARACOM. If any such modification requires an increase in the time or cost to perform by

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SARACOM, an equitable adjustment shall be negotiated and mutually agreed upon in writing by SARACOM and 2-TRACK. Such changes will become effective and will be deemed incorporated into the Agreement as an amendment to the applicable exhibit or section of the Agreement. This procedure is used to control the technical configuration of the Deliverables, as well as to control and document costs and schedules.

5. POST-DEVELOPMENT OBLIGATIONS OF SARACOM

During the Term 2-Track agrees:

5.1 SARACOM shall provide 2-TRACK with ongoing engineering and technical service and support.

5.2 An Enhancement project shall be scheduled on a first priority basis. But SARACOM will be under no obligation to accept an Enhancement project.

5.3 OEM REFERRAL should an OEM contact SARACOM concerning manufacture of a STARFISH Product, SARACOM agrees to direct such OEM to contact 2-TRACK with respect to manufacturing such STARFISH Product.

5.4 SARACOM shall provide 2-TRACK with twelve (12) months' written notice prior to commencement by SARACOM of distribution of a STARFISH Product to be manufactured by SARACOM.

5.5 To use its best commercial endeavours to assist in marketing, promoting the STARFISH Product.

6. OBLIGATIONS OF 2-TRACK

During the Term 2-Track agrees:

6.1 To use its best commercial endeavours to:

         6.1.1 Complete the development, testing and certification of STARFISH Technology;

         6.1.2 Successful development commercialisation of STARFISH Technology;

         6.1.3 To market and promote and sell the STARFISH Product;

         6.1.4 Increase STARFISH Product volumes;

6.2 2-TRACK shall work with SARACOM to produce Exhibit ("STARFISH SPECIFICATION") which shall include product features, performance and design criteria, power requirements, schematics, quality requirements, and the preliminary component summary.

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7. MANUFACTURE, ORDERING AND SUPPLYING PRODUCT

Tooling Up Costs

7.1 Either during the Project or as soon as is practicably possible after the Project End Date SARACOM tool up for the manufacture and assembly of the Product and will meet any and all costs associated with so doing.

Manufacturing and Ordering Generally

7.2 Where SARACOM acts as a manufacturer of the Product then:

         7.2.1 Subject to this clause 7.2 SARACOM shall manufacture and supply STARFISH Product and 2-Track shall purchase such quantities of STARFISH Product as may be ordered by 2-Track from time to time [in accordance with clause 7.2.2].

         7.2.2 The parties will adopt the order and delivery process for Product described in Schedule[ A].

         7.2.3 2-Track shall purchase all of its requirements for STARFISH Product from SARACOM and, accordingly, except as otherwise provided in this Agreement, 2-Track shall not purchase any Product from any other third party unless:

                 7.2.3.1 SARACOM is unable or unwilling to supply the same under the provisions of this Agreement;

                 7.2.3.2 There is a fundamental change in the design of the STARFISH Product;

                 7.2.3.3 There is a fundamental change in the technology associated with the STARFISH Product;

                 7.2.3.4 There is a significant commercial advantage in 2-Track appointing a third party manufacturer. For the purposes of this clause 7.2.3.4 significant commercial advantage means a cost saving to 2-Track of 10 percent [%] or more.

         7.2.4 SARACOM shall purchase all the STARFISH Product Components from 2-Track or 2-Track's authorised suppliers as notified to SARACOM by 2-Track from time to time, and accordingly, except as otherwise provided in this Agreement, SARACOM shall not purchase any STARFISH Product Components from any other third party unless otherwise agreed by 2-Track in writing.

Quality Assurance

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7.3 SARACOM agrees that with respect to STARFISH Product either manufactured or assembled by it, it will implement a reliable and effective quality assurance programme so as to ensure that the STARFISH Product meets or exceeds the accepted industry standards of quality for the class of STARFISH Product.

Forecast of demand by 2-Track

7.4 Subject to clause 7.5, and so as to assist SARACOM in gearing its manufacturing processes in order to meet the expected supply requirements of 2-Track, 2-Track shall notify SARACOM in writing of its estimated requirements for the Product for the three [3] years immediately following the Project End Date, currently estimated at 2,000 units in 2006; and 10,000 units in 2007; and 30,000 units in 2008.

7.5 Any estimates given under clause 7.4 are subject to the availability of the STARFISH Product.

7.6 When notifying SARACOM of its estimated requirements for each year 2-Track will provide a yearly estimate at least 3? calendar months before the start of that year and its estimated requirements for each Accounting Period of that year at least 30 days before the start of that Accounting Period and any revisions to those estimates, immediately they are made, and shall ensure that such estimates are as accurate and complete as can reasonably be expected bearing in mind that such estimates do not and shall not constitute a firm order.

Specification of the Product

7.7 SARACOM warrants that all Product manufactured by it pursuant to this Agreement shall conform in all material respects to the Specification (Warranty). All other warranties or conditions (whether express or implied) as to quality, condition, description, compliance with sample or fitness for purpose (whether statutory or otherwise) other than those expressly set out in this Agreement are excluded from this Agreement to the fullest extent permitted by law.

7.8 Subject to the remaining provisions of this clause 7, 2-Track shall be entitled to reject any quantity of the STARFISH Product delivered that does not comply with the Warranty provided that any purported rejection shall be made not later than [thirty days] from the date of delivery.

7.9 The parties shall consult from time to time to ensure that the Specification is acceptable to both parties.

8. PAYMENT

Payment of SARACOM's development cost

8.1 2-TRACK agrees to pay SARACOM for development of STARFISH Product. The Total fee of development of STARFISH Sample (10EA) is KR 12,000,000 WON.

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8.2 SARACOM shall invoice 2-TRACK for development of STARFISH Product. 2-TRACK shall pay the invoice within thirty (30) days after receipt.

Payment of SARACOM's Manufacturing Costs

8.3 The Manufacturing Cost may be varied from time to time by SARACOM on giving 30 days written notice to 2-Track provided that SARACOM gives reasons for such variation and provides such documents as may be necessary or as requested by 2-Track to justify to variation. For the avoidance of any doubt, a variation in the Manufacturing Cost will trigger a corresponding variation in the Dealer Price unless otherwise agreed by 2-Track.

8.4 The price applied to each order placed for Product by 2-Track shall be the latest version of the Manufacturing Cost for the Product that has been notified to 2-Track at least 30 days before the delivery date.

8.5 2-Track shall pay to SARACOM the Manufacturing Cost for STARFISH Product ordered in accordance with the provisions of clause 8.7 and 8.8.

Invoicing

8.6 SARACOM shall invoice 2-Track at the end of each Accounting Period for the Manufacturing Cost of all orders accepted and delivered during the previous Accounting Period and all related Expenses (but less any Credits due to 2-Track) in respect of the previous Accounting Period.

8.7 2-Track shall pay to SARACOM the total amount shown in each invoice in K won by telegraphic transfer into the bank account details of which are to be included on the invoice within [30] days after the date of the relevant invoice.

8.8 All amounts of money referred to in this Agreement shall be interpreted as being amounts exclusive of value added tax or any similar sales tax or any tax that replaces such sales taxes. Any such tax payable in relation to any such amounts shall be paid in addition. If 2-Track is required under any applicable law to withhold or deduct any amount from the payments due to SARACOM, 2-Track shall increase the sum it pays to SARACOM by the amount necessary to yield SARACOM an amount equal to the sum it would have received if no withholdings or deductions had been made.

9. IP PROTECTION AND OWNERSHIP

Existing IP

9.1 Each party shall give full disclosure to the other of all Existing IP owned or licensed by it or any of its Affiliates which is relevant and necessary to the Project to enable the parties to meet their respective obligations under this Agreement.

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9.2 All Existing IP is and shall remain the exclusive property of the party owning it (or, where applicable, the third party from whom it's right to use the Existing IP has derived).

9.3 All STARFISH Technology shall be owned by 2-TRACK. Exploitation of and subsequent development of STARFISH Technology, including commercial development and/or licensing will be by 2-TRACK without financial accounting to, or the consent of SARACOM.

New IP

9.4 Any Technology created and any New IP arising from it during the Term shall be owned by 2-Track.

Employees

9.5 With respect to New IP, each party ('Employing Party') shall ensure that those of its staff working under its supervision or control who carry out work relating to the Project:

         9.5.1 shall assign all their right, title and interest in the same to the Employing Party, and

         9.5.1 shall co-operate with the Employing Party to enable the latter to comply with its obligations under this Agreement.

9.6 Each party shall inform the other if it becomes aware that any third party may own or claim to own any rights in the New IP.

10. CONFIDENTIALITY

10.1 The parties confirm the existence of a mutual non-disclosure agreement signed by the parties in contemplation of this Collaboration and confirm that any information exchanged between the parties shall be exchanged on the terms of that agreement unless otherwise authorised in writing by the parties.

11. Duration and Termination

11.1 This Agreement shall come into effect on the Commencement Date and, subject to the remaining terms of this Agreement, shall continue in full force and effect for the Term and thereafter shall be automatically renewed without limit of period unless and until terminated by either party giving to the other not less than six (6) months written notice expiring no earlier than the fifth anniversary of the Commencement Date or at any time thereafter.

11.2 A party may terminate this Agreement forthwith at any time by written notice to the other if:

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         11.2.1 the other party has committed a material breach of its obligations under this Agreement, and in the case of a breach which is capable of remedy has failed to remedy the same within a period of sixty days of receipt of a written notice giving full particulars of the breach and requiring it to be remedied; or

         11.2.2 either party makes an arrangement or composition with its creditors or goes into liquidation (except for the purposes of an amalgamation or reconstruction in such manner that the company resulting therefrom effectively agrees to be bound by or assume the obligations imposed on that party under this Agreement) or if an encumbrancer takes possession of, or a receiver or administrative receiver is appointed over, the whole or any substantial part of the property of assets of a party or a party ceases or threatens to cease to carry on business.

12. GENERAL TERMS

12.1 This Agreement constitutes the entire agreement and understanding of the parties and supersedes any previous agreement between the parties relating to the subject matter of this Agreement.

12.2 No variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of each of the parties.

12.3 Subject to clause 12.4, no party shall without the prior written consent of the other party (such consent not be unreasonably conditioned, withheld or delayed) assign, transfer, charge or deal in any other manner with this Agreement or any of its rights under it, or purport to do any of the same, nor sub-contract any or all of its obligations under this Agreement. Each party is entering into this Agreement for its own benefit and not for the benefit of another person.

12.4 If 2-Track undergoes a corporate restructuring programme during the Term 2-Track shall be entitled to assign its rights under this Agreement to any of its Affiliates.

12.5 Subject to and upon any succession or assignment permitted by this Agreement, any successor or assignee of the parties shall in its own right be able to enforce any term of this Agreement as if it were a party, but until such time any such successor or assignee of the parties shall have no such rights whether as a third party or otherwise.

12.6 If any provision of this Agreement shall be found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement which shall remain in full force and effect.

12.7 If any provision of this Agreement is so found to be invalid or unenforceable but would be valid or enforceable if some part of the provision were deleted, the provision in question shall apply with such modification(s) as may be necessary to make it valid and enforceable.

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12.8 The parties shall not make any announcement relating to this Agreement or its subject matter without the prior written approval of the other party except as required by law or any legal or regulatory authority.

12.9 Any notice to be given under this Agreement may be delivered personally or sent by prepaid airmail post, courier or transmitted by facsimile copy to the other party at the address given at the beginning of this agreement or such other addresses as may be notified from time to time. Any notice so sent shall be deemed to have been duly given if sent by personal delivery or courier upon delivery at the address of the relevant party, if sent by prepaid airmail post four (4)] days after the date of posting and if sent by facsimile upon confirmation of transmission.

12.10 Save for the rights expressly provided to SARACOM under this Agreement, no term of this Agreement shall be enforceable under the Contracts (Rights of Third Parties) Act 1999 by a third Party.

12.11 Notwithstanding that any term of this Agreement may be or become enforceable by a person who is not a party to it, the terms of this Agreement or any of them may be varied, amended or modified or this Agreement may be suspended, cancelled or terminated by agreement in writing between the parties or this Agreement may be rescinded (in each case), without the consent of any such third party.

12.12 Nothing in this Agreement and no action taken by the parties pursuant to this Agreement shall constitute or be deemed to constitute a partnership between the parties, or shall constitute either party as the agent, employee or representative of the other.

12.13 All disputes, differences or questions arising in relation to this Agreement which cannot be resolved reasonably between the parties within a period of 28 days of the same arising may be referred by either party to an appropriate court or tribunal, or may (in its discretion) opt for mediation (in which case such an election shall bind the other party until a conclusion is made or the mediator rejects the case.

12.14 This Agreement shall be governed by and construed in accordance with the laws of England and the parties agree to submit to the non-exclusive jurisdiction of the courts of England over any claim or matter arising under or in connection with this Agreement.

AS WITNESS the hands of the Parties or their duly authorised representatives the day and year first above written.

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Schedule [A]

Possible mechanism for ordering Product

When 2-Track wishes to place an order for Product with SARACOM, it shall either send an Order Form to SARACOM or submit orally an order, provided that an order made orally must be confirmed by an Order Form (bearing the additional words "confirmation of oral order") received by SARACOM within [three] days from the date upon which 2-Track gave the oral order.

An Order shall be treated as an offer by 2-Track to contract with SARACOM but shall not be binding on 2-Track until accepted by SARACOM in accordance with [clause]. SARACOM may, at its sole discretion, accept amendments to an Order after acceptance.

SARACOM shall apply an Order Reference to each Order received from 2-Track and inform 2-Track of the Order Reference as soon as reasonably practicable. Each party shall use the Order Reference to identify each Order from the time at which the Order Reference is known to it.

SARACOM shall, at its discretion, accept the Order using an Order Confirmation and such Order Confirmation shall be treated as acceptance of 2-Track's Order.

SARACOM shall arrange delivery of Product in accordance with 2-Track's instructions on the Order Form and the provisions of this Agreement provided that 2-Track shall be liable to pay for all Expenses incurred by SARACOM in complying with such instructions. Such Expenses shall be included on the Invoice for the relevant Products].

Delivery of the STARFISH products

SARACOM will have fulfilled its contractual obligations in respect of each delivery provided that the quantity actually delivered is not more than [10%] more or less than the quantity specified on the Order Form. 2-Track shall pay for the actual quantity delivered.

Delivery of Product shall take place at the Delivery Point. Changes to the Delivery Point requested by 2-Track shall accepted provided that 2-Track shall be liable for any additional Expenses incurred by SARACOM as a result of such change. SARACOM shall arrange for suitable transport to the Delivery Point. On delivery, SARACOM (or its appointed carrier) shall provide 2-Track with such export documents as are necessary and which 2-Track is unable to prepare, as well as a Delivery Note.

Delivery or performance dates in relation to the supply by SARACOM of Product are approximate only and, unless otherwise expressly stated, time is not of the essence for delivery.

SARACOM may effect delivery in one or more instalments.

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2-Track shall, within [seven] days of the arrival of each delivery of Product at the Delivery Point, give written notice to SARACOM of any defect by reason of which 2-Track alleges that the Product delivered do not comply with the Warranty and which was apparent on reasonable inspection.

If 2-Track fails to give notice as specified in clause [7.2.2] then, except in respect of any defect which is not one which would be apparent on reasonable inspection, the Product shall conclusively be presumed to comply with the Warranty and, accordingly, 2-Track shall be deemed to have accepted the delivery of the Product in question and SARACOM shall have no liability to 2-Track with respect to that delivery (except in relation to liability for any latent defects).

If 2-Track alleges that any Product is defective, it shall, if so requested by SARACOM, return the relevant Products (unaltered or repaired) to SARACOM for inspection as soon as possible and at its own risk and expense.

If 2-Track rejects any delivery of Product which does not comply with the Warranty, SARACOM shall, within [seven] days of SARACOM accepting that the Product does not comply with the Warranty:

supply replacement Products which do comply with the Warranty, in which event SARACOM shall be deemed not to be in breach of this Agreement or have any liability to the 2-Track for the rejected Products; or

notify 2-Track that it is unable to do so, in which case 2-Track shall be entitled to instruct another manufacturer to supply such quantity of the Product only as the SARACOM has been unable so to supply and SARACOM shall grant to2-Track a Credit equal to the value of the Product which the SARACOM agrees do not comply with the Warranty (Credit).

2-Tracks decision (acting reasonably) as to whether Products comply with the Specification shall be final.

For the avoidance of any doubt, 2-Track will not be permitted to reject any Product if the reason for the Product not complying with the Warranty is a result of any action taken by 2-Track, such as the supply of 2-Track Components.

Import and export licences

2-Track is responsible for obtaining at its own cost such import licences and other consents in relation to Product as are from time to time required and, if required by SARACOM, will make those licences and consents available to SARACOM prior to the relevant shipment.

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GUN LIM	WOOSUN MIKE JUNG
CHIEF EXECUTIVE DIRECTOR	CHIEF EXECUTIVE DIRECTOR
SARACOM CORPERATION	2-TRACK LIMITED

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